July 19, 2024

VIA EDGAR AND ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Chen Chen, Staff Accountant
Melissa Kindelan, Senior Staff Accountant

Re:	Upwork Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K furnished February 14, 2024
File No. 001-38678

Ladies and Gentlemen:

We are submitting this letter on behalf of Upwork Inc. (together with its wholly owned subsidiaries, the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on July 5, 2024 that relates to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-38678), filed with the Commission on February 15, 2024, the Company’s Current Report on Form 8-K dated February 14, 2024 (File No. 001-38678), furnished to the Commission on February 14, 2024, and the Company’s response letter dated July 1, 2024. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter, and the Staff’s comment is presented in bold italics.

Form 8-K Furnished February 14, 2024

Exhibit 99.1, page 15

1.

You indicate in response to prior comment 1 that the adjustment for timing differences in the adjusted free cash flow measure of $34.5 million is equal to the temporary cash outflow caused by timing differences between invoicing and payment processing and collection. You also indicate that substantially all of the amount was collected by the company within the first week of January 2024. Therefore, the adjusted free cash flow measure appears to substitute an individually tailored cashflow recognition method for those of GAAP. Please explain how you considered the guidance in Question 100.04 of the non-GAAP C&DIs, or alternatively, revise to remove the measure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will no longer present adjusted free cash flow in its future filings.

* * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

July 19, 2024

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613 or Aman Singh at (212) 430-2767.

Sincerely,

/s/ Ran D. Ben-Tzur
Ran D. Ben-Tzur

cc:

Erica Gessert, Chief Financial Officer

Brian Levey, Chief Business Affairs and Legal Officer

Olivier Marie, Chief Accounting Officer

Jacob McQuown, VPII, Deputy General Counsel

Upwork Inc.

Aman Singh

Fenwick & West LLP